UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☒            FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TELECOM ITALIA: PRELIMINARY RESULTS AT 31 DECEMBER 2015 APPROVED

TELECOM ITALIA GROUP PRELIMINARY RESULTS

•	TOTAL CONSOLIDATED REVENUES: 19.7 BILLION EUROS (-4.6% IN ORGANIC TERMS COMPARED WITH 2014) CONSOLIDATED SERVICE REVENUES: 18.3 BILLION EUROS (-3.1% IN ORGANIC TERMS COMPARED WITH 2014)

•	THE RECOVERY IN THE PERFORMANCE OF DOMESTIC REVENUES CONTINUED THROUGHOUT THE YEAR OF NOTE IS THE RETURN TO GROWTH IN MOBILE SERVICE REVENUES AND THE IMPROVEMENT IN THOSE OF NEW GENERATION TECHNOLOGIES (FIBRE AND LTE)

•	CONSOLIDATED EBITDA: 7.0 BILLION EUROS (-17.9% IN ORGANIC TERMS COMPARED WITH 2014). NET OF NON-RECURRING ITEMS, THE FIGURE TOTALS APPROXIMATELY 8.1 BILLION EUROS (-4.5%)

•	INVESTMENTS: 5.2 BILLION EUROS, 213 MILLION EUROS HIGHER THAN IN 2014 (5.0 BILLION EUROS)

•	ADJUSTED NET FINANCIAL DEBT: 27.3 BILLION EUROS, A 0.6 BILLION INCREASE FROM 31 DECEMBER 2014; EXCLUDING THE EFFECTS OF PURELY ACCOUNTING POSTS (IAS 17), THE ADJUSTED NET FINANCIAL DEBT WOULD BE 0.9 BILLION LESS THAN AT 31 DECEMBER 2014 (25.8 BILLION)

•	LIQUIDITY MARGIN AS OF 31 DECEMBER 2015: REMAINED HIGH, AT 12.0 BILLION EUROS (13.1 BILLION EUROS AT THE END OF 2014) COVERING PAYMENTS FALLING DUE OVER THE NEXT 24 MONTHS

The preliminary results of the 2015 financial year will be illustrated to the financial community during a conference call scheduled for today at 16.30 p.m. (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/fy2015andplan/eng.

If you cannot listen in to the conference call, a Relistening Service will be available until 23 February, that can be accessed by calling +39 06 334843 and entering the code: 900018#.

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

The preliminary economic and financial results of the Telecom Italia Group and Telecom Italia S.p.A. for the 2015 financial year as well as the previous year’s results to which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and approved by the European Union (defined as “IFRS”). In the 2015 financial year, Telecom Italia applied the same accounting principles as used for the previous year, apart from the new Principles/Interpretations adopted from 1 January 2015, which had no impact on the preliminary results of the 2015 financial year.

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company’s financial position. Specifically, the alternative performance indicators refer to: EBITDA; organic change in revenues and EBITDA; adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

The preliminary results of the 2015 financial year have not been audited by the Independent Auditors.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following changes occurred in 2015:

•	INWIT S.p.A. (Domestic Business Unit): was established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solutions S.p.A. acquired 100% of the capital of the company, which therefore entered the Group’s consolidation scope;

•	TIM Real Estate S.r.l. (Domestic Business Unit): was established in November 2015.

The following changes to the consolidation area occurred during 2014:

•	Telecom Italia Ventures S.r.l. (Domestic Business Unit): was established in July 2014;

•	Rete A S.p.A. (Media Business Unit): on 30 June 2014 Persidera S.p.A. acquired 100% of the company, and as a consequence, Rete A became part of the consolidation area of the Group and was fully consolidated; on 1 December 2014 the merger by incorporation of Rete A into Persidera was completed;

•	TIMB2 S.r.l. (Media Business Unit): was established in May 2014;

•	Trentino NGN S.r.l. (Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, that therefore entered the Group’s consolidation area.

Milan, 16 February 2016

The Board of Directors of Telecom Italia met yesterday, chaired by Giuseppe Recchi, to approve the Group preliminary results at 31 December 2015. The approval of the consolidated Financial Statements of the Telecom Italia Group and the separate Financial Statements of Telecom Italia S.p.A. at 31 December 2015, by the Board of Directors, is scheduled for 17 March 2016.

***

TELECOM ITALIA GROUP PRELIMINARY RESULTS

Revenues in 2015 amounted to 19,718 million euros, down 8.6% on the 2014 financial year (21,573 million Euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 4.6% (-951 million euros).

Revenues, broken down by operating segment, were as follows:

(million euros)	2015	% of total	2014	% of total	Changes Absolute	%	% organic
Domestic	15,001	76.1	15,303	70.9	(302)	(2.0)	(2.3)
Core Domestic	13,858	70.3	14,205	65.8	(347)	(2.4)	(2.4)
International Wholesale	1,314	6.7	1,244	5.8	70	5.6	1.1
Olivetti	172	0.9	227	1.1	(55)	(24.2)	(24.2)
Brazil	4,636	23.5	6,244	28.9	(1,608)	(25.8)	(12.1)
Media and Other Assets	131	0.7	71	0.3	60
Adjustments and eliminations	(50)	(0.3)	(45)	(0.1)	(5)
Consolidated Total	19,718	100.0	21,573	100.0	(1,855)	(8.6)	(4.6)

EBITDA was 7,004 million euros, down 1,782 million euros (-20.3%) from the previous financial year, with an EBITDA margin of 35.5% (40.7% in 2014). In organic terms, the EBITDA is down 1,529 million euros (-17.9%) compared with the previous financial year and the EBITDA margin is down 5.8 percentage points (35.5% in 2015 compared with 41.3% in 2014).

EBITDA for 2015 reflected the negative impact of non-recurring charges for a total of 1,076 million euros. Without these, the organic change in EBITDA would have been -4.5%, with an EBITDA margin of 41.0% of revenues, 1.8 percentage points higher than 2014.

These charges were connected with events and operations that by their very nature do not occur continuously in normal operating activity. They are emphasised because the total is significant, and includes charges and liabilities deriving from the reorganisation/restructuring of the business.

Net non-recurring charges
(million euros)	2015
Employee benefits expenses	446
Acquisition of goods and services and Change in inventories	112
Other charges and provisions	518
Total non-recurring charges with impact on EBITDA	1,076

In particular, with reference to the non-recurring personnel charges, which totalled 446 million euros, it should be noted that the Parent and other Group companies signed specific agreements with the trade unions in 2015 for the application of legal tools that will enable the company to manage the excess personnel - caused by the rationalisation processes that all companies operating in the world of telecoms are experiencing - from 2016 onwards, through solidarity contracts, through the use of voluntary early retirement (in application of art. 4, subsection 1-7ter of law no. 92 of 28 June 2012, (the “Fornero law”) and through the use of voluntary redundancy pursuant to law no. 223/91.

Acquisition of goods and services and other charges and provisions include non-recurring charges totalling 630 million euros, relating to provisions and costs connected to disputes and sanctions of a regulatory nature, and to liabilities related to these disputes, some charges for specific transactions with customers and suppliers, non-recurring costs related to major projects and charges for disputes with former employees.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	2015	% of total	2014	% of total	Changes Absolute	%		% organic
Domestic	5,567	79.5	6,998	79.6	(1,431)	(20.4)		(20.6)
% of Revenues	37.1		45.7			(8.6	) pp	(8.5	) pp
Brazil	1,449	20.7	1,774	20.2	(325)	(18.3)		(3.3)
% of Revenues	31.3		28.4			2.9	pp	2.9	pp
Media and Other Assets	(14)	(0.2)	13	0.2	(27)
Adjustments and eliminations	2	—	1	—	1
Consolidated Total	7,004	100.0	8,786	100.0	(1,782)	(20.3)		(17.9)
% of Revenues	35.5		40.7			(5.2	) pp	(5.8	) pp

Capital expenditure totalled 5,197 million euros in the 2015 financial year, 213 million euros more than in 2014, broken down by operational sector as follows:

(million euros)	2015	% of total	2014	% of total	Change
Domestic	3,900	75.0	2,783	55.8	1,117
Brazil	1,289	24.8	2,195	44.0	(906)
Media and Other Assets	8	0.2	6	0.2	2
Adjustments and eliminations	—	—	—	—	—
Consolidated Total	5,197	100.0	4,984	100.0	213
% of Revenues	26.4		23.1		3.3	pp

The Domestic Business Unit posted investments for 3.900 million euros up by 1,117 million euros compared to the 2014 financial year. This increase was influenced, particularly, by: acceleration and growth in innovative investments dedicated to developing new generation networks and services (+788 million euros), which represented more than 44% of total investments (33% in 2014), the award of the right to use L band frequencies (231 million euros) and the expenditure incurred to extend the GSM licence for a further three years (117 million euros).

The Brazil Business Unit posted a reduction of 906 million euros (including a negative foreign exchange effect of 341 million euros) from the 2014 figure; these investments were focussed mainly on the evolution of the business infrastructure and the sales support platforms. It should be recalled that, in 2014, investments included the acquisition of the 700 MHz licence for approximately 930 million euros.

Cash flow from Group operations is positive by 1,974 million euros (positive by 3,174 million euros in the 2014 financial year).

Adjusted net financial debt was 27,278 million euros at 31 December 2015, 627 million euros higher than at the end of 2014 (26,651 million euros). The increase in indebtedness, despite the positive dynamic of operations and finances, the revenues from the INWIT IPO on the domestic market and the sale of the ownership of the towers in Brazil, is due to the effects of posting higher debt due for finance leases connected to the property project, and the back-leasing of a stake in the Brazil towers, as well as the net negative impact of the bond buyback operations, the benefits of which will impact the debt in subsequent years, in the form of lower financial charges.

In the fourth quarter of 2015 adjusted net financial debt increased by 474 million euros compared to 30 September 2015 (26,804 million euros): in addition to the usual tax payments, there were, in the quarter, the expenditure to use the L Band frequencies (231 million euros), the acquisition of two properties considered to be strategic, and the increase in debt due to finance leases, in the property project.

The liquidity margin at 31 December 2015 was 12,047 million euros (which excludes the 202 million euros related to the Sofora – Telecom Argentina group, classified as Discontinued Operations), equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 5,047 million euros (6,112 million euros at 31 December 2014) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

The Group headcount as of 31 December 2015, excluding the 16,228 units related to the Sofora - Telecom Argentina group classified as Discontinued Operations, was 65,867, of whom 52,555 in Italy (66,025 as of 31 December 2014, of whom 52,882 in Italy).

***

BUSINESS UNIT RESULTS

DOMESTIC

The preliminary results of the 2015 financial year show the continuous recovery of the domestic performance. In this scenario, domestic revenues continued to recover in the fourth quarter of 2015, particularly on service revenues (-1.1% in the fourth quarter of 2015 compared to the same period of 2014; -1.5% in the third quarter of 2015; -1.7% in the second quarter of 2015; -3.3% in the first quarter of 2015). This recovery of performance may be attributed to an improvement in the competitive scenario, which caused an acceleration in the development of services for connectivity and content on broadband and ultrabroadband networks, maintenance of market shares, and a progressive slowdown in the dynamics of ARPU erosion on traditional services, primarily in the mobile sector. Indeed, it should be noted that in the fourth quarter of 2015 the performance of the mobile sector was positive in terms of total revenues, up 0.7% and service revenues, up 0.1%, compared to the same period in 2014.

There was a fall in total revenues in 2015 compared to 2014 of 302 million euros (-2%, from 15,303 million euros in 2014 to 15,001 million euros in 2015).

The 2015 financial year and the last quarter of the year show some significant indicators, such as the confirmation of a progressive recovery in turnover, stronger than in the preceding quarters, and positive performance in the Mobile market, both in terms of total revenues (+0.7% in the fourth quarter of 2015) and of service revenues only (+0.1% in the last quarter of 2015 compared to the same period of the preceding year).

This recovery in revenues may be attributed to the commercial actions focussed on the progressive stabilisation of the customer base - with a market share that is growing slightly in both Mobile and Fixed Broadband - and growth in ARPU, thanks to the growth of revenues from Fixed Broadband, ICT and Mobile Internet.

In more detail:

Domestic service revenues - which totalled 14,058 million euros in 2015 - fell by 276 million euros (-1.9% down on the previous year). The quarterly trend confirmed the recovery trend already mentioned, stronger than in previous periods: -1.1% in the fourth quarter of 2015 compared to the same period in 2014; -1.5% in the third quarter of 2015; -1.7% in the second quarter of 2015; -3.3% in the first quarter of 2015. Specifically:

•	fixed market service revenues totalled 10,372 million euros in 2015, a fall of 300 million euros compared to 2014 (-2.8%);

•	mobile market service revenues totalled 4,517 million euros and presented a fall of 91 million euros compared to the previous year (-2.0%); the quarterly trend contributed to the improvement trend, with a positive +0.1% in the fourth quarter of 2015, compared to the same period in 2014, preceded by -1.5% in the third quarter of 2015, -2.5% in the second quarter of 2015, -4.2% in the first quarter of 2015.

Revenues from product sales, including changes to work in progress, totalled 943 million euros in 2015 (26 million less than in 2014), grew by 68 million in the Mobile sector, thanks to the continual increase in demand for evolved handsets (smartphones), and fell in the Fixed sector after rationalisation of the product portfolio.

***

The Domestic Business Unit operates distinctly in three different reference environments, and an analysis of revenues by the three cash generating units is provided below:

•	Core Domestic Revenues

Core Domestic revenues totalled 13,858 million euros and fell by 2.4% (14,205 million euros in 2014).

The performance of the individual market segments as compared with 2014 is as follows:

•	Consumer: the 2015 revenues of the Consumer segment totalled 7,267 million euros, with a fall of 82 million euros (-1.1%) from the 2014 figure, showing a sustained recovery, in particular, of the progressive and structural recovery in the Mobile segment, thanks to the maintenance of market share and the stabilisation of ARPU levels.

Specifically:

•	mobile revenues totalled 3,599 million euros, and grew slightly, compared to 2014 (+29 million euros, +0.8%), confirming the positive trend in two consecutive quarters (fourth quarter of 2015, +2.5%, third quarter +3.3%, second quarter -1.6%, first quarter -1.5%). Service revenues fell by 39 million euros (-1.2% compared to 2014), also evidencing a significant recovery trend (fourth quarter of 2015: +1.5%; third quarter: -0.3%; second quarter: -2.1%; first quarter: -4.3%), which may be attributed to a cooling of competitive pressure, the progressive stabilisation of market share and the constant growth of mobile internet and digital services to support the stabilisation of ARPU;

•	the revenues of the Fixed sector totalled 3,705 million euros, with a fall of 112 million euros compared to 2014 (-2.9%) and presented a slowdown in the last quarter of 2015 (-6.7%) after a trend to improvement recorded from the second half of 2014, thanks to the actions to develop ARPU undertaken in the last months of the year (repricing, the introduction of flat tariffs, bundle development).

•	Business: the revenues of the Business segment totalled 4,600 million euros, 224 million euros compared to 2014 (-4.6%). Revenues from services (4,232 million euros, -204 million euros compared to 2014) confirm the trend to stabilisation that started during 2014 (-4.7% in the fourth quarter of 2015). Specifically:

•	mobile services revenue fell by -66 million euros (-5.5% compared to 2014): the positive performance of new digital services, and, in particular, of the Mobile Internet component (+38 million euros, +9% compared to 2014) was offset by a contraction in traditional mobile services for voice calls and messaging (-109 million euros) due to the dynamic of customers repositioning on bundle schemes with lower overall ARPU;

•	fixed services revenue fell by 141 million euros (-4.3% compared to 2014): despite constant growth in ICT service revenues (+5.7%), in particular in Cloud services (+26% compared to 2014), the segment continued to suffer the effects of the slow economic recovery, the contraction in prices of traditional voice and data services, and the technological shift towards VoIP systems.

•	National Wholesale: the Wholesale segment posted revenues totalling 1,785 million euros in 2015, substantially stable compared to 2014 (-8 million euros, -0.4%). In fact, the impact of the change in regulated prices on 2015 is similar to the impact in 2014, due to the retroactive change in prices for wholesale access for the period 2010/2012.

•	International Wholesale – Telecom Italia Sparkle Group Revenues

The 2015 revenues of International Wholesale- Telecom Italia Sparkle Group totalled to 1,314 million euros, a significant increase compared to 2014 (+70 million euros, +5.6%). This increase related in particular to revenues for Phone services (+39 million euros, +4.3%) and revenues for IP/Data services (+33 million euros, +12.8%). The other business segments remain substantially stable (- 2 million euros, -2.2%).

•	Olivetti Revenues

In 2015, revenues from core business lines (Office, Retail and Systems and Advanced Caring) came to 172 million euros. Of particular note in the Office segment, higher revenues from sales of multifunctional products on long term rental contracts (+15 million euros compared to 2014) and in Advanced Caring, with an increase of over 6 million euros in service revenues, compared to the previous year.

***

The EBITDA of the Domestic Business Unit in 2015 totalled 5,567 million euros, with a fall of 1,431 million euros compared to 2014 (-20.4%), with an EBITDA margin of 37.1%, (8.6 percentage points less than 2014). EBITDA in 2015 suffered the negative impact of non-recurring charges in the total amount of 1,028 million euros. Without these charges, the organic change in EBITDA would have been -4.9%, with an EBITDA margin of 44%, down 1.2 percentage points on 2014. In particular, labour costs include charges, provisions to personnel funds and other miscellaneous items of a non-recurring nature for a total of 429 million euros, 422 million euros of which to Parent Company Telecom Italia S.p.A., related primarily to the agreements with the trade unions mentioned above.

Purchases of goods and services and other charges and provisions include non-recurring charges totalling 599 million euros, relating to provisions and costs connected to disputes and sanctions of a regulatory nature, and to liabilities related to these disputes, some charges for specific transactions with customers and suppliers, non-recurring costs related to major projects and charges for disputes with former employees.

The headcount, of 52,644 employees, fell by 432 units compared to 31 December 2014.

BRAZIL (average real/euro exchange rate 3.69727)

The 2015 revenues of the TIM Brasil group amounted to 17,139 million reais, recording a fall of 12.1% compared with the 2014 financial year (-2,359 million reais). The lower turnover was attributable to the revenue component from incoming messaging and mobile traffic (-1,005 million reais, -40.2%) due to the reduction in the mobile termination rate (MTR) and the lower volumes, as well as to traditional outgoing voice traffic and messaging (-1,216 million reais, -13.4%). These effects were only partially offset by the increase recorded in turnover from the innovative component, mobile data and VAS content (+1,213 million reais, +35.0%).

Revenues from product sales stood at 1,755 million reais (3,173 million reais in 2014, -44.7%); this reflects the impact of the Brazilian economic crisis of family spending trends.

Mobile ARPU in 2015 was 16.7 reais, compared to 17.7 reais in 2014 (-5,6%).

The total number of lines as of 31 December 2015 was 66,234 thousand, a fall of 12.5% compared to 31 December 2014, corresponding to a share of approximately 25.7% of the lines market (27% at 31 December 2014).

EBITDA of 5,358 million reais was 183 million reais lower than the same period of 2014 financial year (-3.3%). The fall in EBITDA is attributable to the contraction in revenues, only partially offset by the effects of some efficiency interventions on cost items, and by the reduction in Costs for quotas to pay to other operators and sales costs; however, employee benefits expenses increased, due also to the adjustment of salaries to inflation, as well as non-recurring charges for 53 million reais.

The EBITDA margin was 31.3%, up 2.9 percentage points on the previous year.

Headcount stood at 13,042 employees (12,841 as of 31 December 2014).

MEDIA

It should be recalled that the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on 30 September 2015. The operation had accounting effects from 1 January 2015. In 2015, the Media business unit operated through Persidera in the operation of Digital Multiplexes, as well as in offering accessory services and digital signal transmission platforms to third parties.

The revenues of the Network operator totalled 82 million euros in 2015, an 11 million euro increase (+15.5%) compared with the 71 million euros of 2014. Part of this positive change was due to the integration of the former Rete A business from 30 June 2014. Including the former Rete A business for the first six months of 2014, the overall organic change in revenues was an increase of 1.2%.

2015 EBITDA was 37 million euros, 12 million euros higher (+48%) than in 2014 (25 million euros). This positive result was in part due to the increase in revenues mentioned above, partially offset by an increase in operating costs primarily attributable to the costs resulting from the former Rete A business not present in the first six months of 2014. In organic terms, EBITDA increased by 5.7% compared to 2014.

The headcount stood at 64 employees (89 as of 31 December 2014).

TELECOM ITALIA S.p.A.

Revenues reached 13,797 million euros, down by 356 million euros (-2.5%) compared to 2014. The 2015 results confirm the trend towards recovery of turnover, and the progressive and structural improvement in the Mobile segment, thanks to maintenance of market share, stabilisation of ARPU levels and the constant growth of mobile internet. In the commercial segments, the progressive stabilisation of results was confirmed in the Consumer (-1.0% compared to -8.7% in 2014), Business (-4.8% compared to -7.5%) and National Wholesale (-0.4% compared to -5.9%) segments.

EBITDA was 5,266 million euros (6,739 million euros in 2014), 1,473 million euros less than in 2014, with an EBITDA margin of 38.2% (47.6% in 2014).

EBITDA in 2015 suffered the negative impact of non-recurring charges totalling 1,021 million euros.

Without these charges, the change in EBITDA would have been -6.8%, with an EBITDA margin of 45.6%, down 2.1 percentage points on 2014.

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Financial Intermediation, that the preliminary accounting information contained herein corresponds to the company’s documentation, accounting books and records.

***

OTHER INFORMATION

In addition to approving the preliminary figures, the Board of Directors of Telecom Italia also acknowledged some estimated preliminary operating data for the whole of 2015. More specifically, without taking account of any impacts of the asset impairment tests, and on goodwill in particular, the estimated principal results for the Telecom Italia Group for 2015 are as follows:

•	Pre-tax consolidated profits from current business activities: approximately 0.7 billion euros (2.3 billion euros in 2014), the approximately 1.6 billion euro reduction is due to the fall in EBITDA, mainly linked to non-recurring items (-1.1 billion euros), as well as the posting at fair value of the implicit option included in the 2013 mandatory convertible bond (-0.5 billion euros in 2015, negative for -0.2 million euros in the previous year), and the impacts of the buy back of the company’s own bonds carried out in 2015 (-0.4 billion euros, against buy-back transactions totalling 3.8 billion euros), only part of which was offset by a capital gain of over 0.3 billion euros posted after the definitive sale of the transmission towers in Brazil.

•	Consolidated profit for the year attributable to the shareholders of the Parent Company of approximately 150 million euros (1,350 million euros in 2014).

The official figures will be announced after the procedures and audits on the 2015 Financial Statements have been completed, including the procedures connected to the valuation of the amount recoverable from the Goodwill posted; these figures may differ, even significantly, from the estimates.

The approval of the consolidated Financial Statements of the Telecom Italia Group and the separate Financial Statements of Telecom Italia S.p.A. at 31 December 2015, by the Board of Directors, is scheduled for 17 March 2016.

***

With reference to the non-approval by the shareholders’ meeting of the release of the Directors appointed by the ordinary shareholders’ meeting on 15 December 2015 from the competition prohibition, the Board of Directors has concluded the acquisition of further information resolved at the board meeting on 16 December 2015. In particular, after the investigation carried out with the support of legal and corporate experts, the Board of Directors determined that the conditions for the application of the competition prohibition to the aforementioned directors did not exist, having considered the activities they undertake, as described in their respective curricula vitae.

***

The Board of Directors also resolved:

•	with respect to the Control and Risk Committee, to increase the composition from 5 to 6 members, calling Félicité Herzog to take part (thus the members are now the following: Directors Calvosa – Chairwoman, Cioli, Cornelli, Gallo, Herzog and Valerio);

•	with respect to the Nomination and Remuneration Committee, having acknowledged the resignation from the office of Mr Fitoussi, to integrate the members by appointing Arnaud de Puyfontaine and Stéphane Roussel (thus the committee is now made up of 5 members: Directors Benello – Chairman, de Puyfontaine, Kingsmill, Marzotto and Roussel).

Downstream of the variations thus determined, the Control and Risk Committee continues to be made up of solely independent directors, while the Nomination and Remuneration Committee is still made up of non-executive Directors, mostly independent.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent Company Telecom Italia S.p.A.. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company. This measure is calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)	Expenses (income) from investments for Telecom Italia S.p.A..
(2)	Line item in Group consolidated financial statements only.

•	Organic change in Revenues and EBITDA: these measures express changes (amount and/or percentage) in Revenues and EBITDA, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of the organic change in revenues and EBITDA allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company; this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “comparable” ones.

•	Adjusted Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In order to better represent the actual change in net financial debt, is shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Adjusted net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted Net Financial Debt

***

TELECOMITALIA GROUP–KEY OPERATING AND FINANCIAL DATA

TELECOM ITALIA GROUP - HIGHLIGHTS

(millions of euros)	2015 Preliminary	2014	Change %
			Reported		Organic
Revenues	19,718	21,573	(8.6)		(4.6)
EBITDA	7,004	8,786	(20.3)		(17.9)
EBITDA margin	35.5%	40.7%	(5.2	)pp
Organic EBITDA margin	35.5%	41.3%	(5.8	)pp
Capital expenditures	5,197	4,984	4.3
Net Operating Free Cash Flow	1,974	3,174	(1,200)
Adjusted net financial debt	27,278	26,651	627
Headcount at year-end (number)	65,867	66,025	(158)

TELECOM ITALIA S.p.A. – KEY OPERATING AND FINANCIAL DATA

TELECOM ITALIA S.p.A. - HIGHLIGHTS

(millions of euros)	2015 Preliminary	2014	Change
			amount		%
Revenues	13,797	14,153	(356)		(2.5)
EBITDA	5,266	6,739	(1,473)		(21.9)
EBITDA margin	38.2%	47.6%	(9.4	) pp
Capital expenditures	3,645	2,693	952
Adjusted net financial debt	29,983	31,481	(1,498)
Headcount at year-end (number)	44,171	44,164	7

TELECOM ITALIA GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	2015 Preliminary	2014	Change
			amount	%		% organic
Revenues	15,001	15,303	(302)	(2.0)		(2.3)
EBITDA	5,567	6,998	(1,431)	(20.4)		(20.6)
EBITDA margin	37.1	45.7		(8.6	)pp	(8.5	)pp
Headcount at year-end (number)	52,644	53,076	(432)	(0.8)

Core Domestic

(millions of euros)	2015 Preliminary	2014	Change
			amount	%
Revenues	13,858	14,205	(347)	(2.4)
Consumer	7,267	7,349	(82)	(1.1)
Business	4,600	4,824	(224)	(4.6)
National Wholesale	1,785	1,793	(8)	(0.4)
Other	206	239	(33)	(13.8)
EBITDA	5,392	6,761	(1,369)	(20.2)
EBITDA margin	38.9	47.6		(8.7	)pp
Headcount at year-end (number)	51,741	51,849	(108)	(0.2)

International Wholesale

(millions of euros)	2015 Preliminary	2014	Change
			amount	%		% organic
Revenues	1,314	1,244	70	5.6		1.1
Of which third parties	1,062	981	81	8.3		2.4
EBITDA	196	271	(75)	(27.7)		(32.4)
EBITDA margin	14.9	21.8		(6.9	)pp	(7.4	)pp
Headcount at year-end (number)(*)	645	641	4	0.6

(*)	Includes employees with temp work contracts: 2 employees at December 31, 2015 (4 employees at December 31, 2014).

Olivetti

Following approval of the restructuring plan for the Olivetti group, which took place on May 11, 2015, the business lines for which the plan envisages a process leading to their disposal through divestment or termination are no consolidated under Olivetti and have instead been included under Other Operations.

(millions of euros)	2015 Preliminary	2014	Change
			amount	%
Revenues	172	227	(55)	(24.2)
EBITDA	(9)	(29)	20	69.0
EBITDA margin	(5.2)	(12.8)		7.6	pp
Headcount at year-end (number) (*)	258	586	(328)	(55.9)

(*)	Includes employees with temp work contracts: 0 employees at December 31, 2015 (4 employees at December 31, 2014).

***

BRAZIL

	(millions of euros)		(millions of reais)
	2015 Preliminary	2014	2015 Preliminary	2014	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	4,636	6,244	17,139	19,498	(2,359)	(12.1)
EBITDA	1,449	1,774	5,358	5,541	(183)	(3.3)
EBITDA margin	31.3	28.4	31.3	28.4		2.9	pp
Headcount at year-end (number)			13,042	12,841		1.6

***

MEDIA

(millions of euros)	2015 Preliminary	2014	Change
			amount	%		% organic
Revenues	82	71	11	15.5		1.2
EBITDA	37	25	12	48.0		5.7
EBITDA margin	45.1	35.2		9.9	pp	1.9	pp
Headcount at year-end (number) (*)	64	89	(25)	(28.1)		(8,6)

(*)	Includes employees with temp work contracts: 0 employees at December 31, 2015 (1 employees at December 31, 2014).

TELECOM ITALIA GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	2015 Preliminary	2014	Change
			amount	%
REPORTED REVENUES	19,718	21,573	(1,855)	(8.6)
Foreign currency financial statements translation effect		(914)	914
Changes in the scope of consolidation		10	(10)
ORGANIC REVENUES	19,718	20,669	(951)	(4.6)

EBITDA – reconciliation of organic data

(millions of euros)	2015 Preliminary	2014	Change
			amount	%
REPORTED EBITDA	7,004	8,786	(1,782)	(20.3)
Foreign currency financial statements translation effect		(256)	256
Changes in the scope of consolidation		3	(3)
ORGANIC EBITDA	7,004	8,533	(1,529)	(17.9)
of which Non-recurring Income/(Expenses)	(1,076)	72	(1,148)
ORGANIC EBITDA, excluding Non-recurring items	8,080	8,461	(381)	(4.5)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	2015 Preliminary	2014	Change
			amount	%
REPORTED EBITDA	5,567	6,998	(1,431)	(20.4)
Foreign currency financial statements translation effect	—	19	(19)
Changes in the scope of consolidation	—	(7)	7
ORGANIC EBITDA	5,567	7,010	(1,443)	(20.6)
of which Non-recurring Income/(Expenses)	(1,028)	72	(1,100)
ORGANIC EBITDA, excluding Non-recurring items	6,595	6,938	(343)	(4.9)

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the nine months ended September 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2015-2017 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager